FOIA Confidential Treatment
Has Been Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83
June 25, 2010
BY FACSIMILE AND EDGAR SUBMISSION
Ms. Jennifer Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Dick’s Sporting Goods, Inc. Form 10-K for Fiscal Year Ended January 30, 2010 Filed March 18, 2010 Form 8-K Filed March 9, 2010 File No. 1-31463
Dear Ms. Thompson:
     Enclosed please find our responses to the comments set forth in the letter dated June 2, 2010 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced documents. References to the “Company”, “we”, or “our” in this letter refer to Dick’s Sporting Goods, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile. Please note that the Company is providing a portion of its response to Comment 5 pursuant to Rule 83 of the Commission’s Rules of Practice, and requests confidential treatment for the redacted portions of the response, which are indicated herein as [*]. Please promptly inform me of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.
     As requested by the Staff, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;

Securities and Exchange Commission
June 25, 2010

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information are in regular type.
Form 10-K for the Fiscal Year Ended January 30, 2010
Financial Statements, page 45
General
1.	We note your disclosure in MD&A that you amended your e-commerce agreement and began recording e-commerce revenue on a gross basis compared to your prior recording of these revenues on a net basis pursuant to FASB ASC 605-45. We have the following, comments:
•	Please clarify whether this e-commerce agreement is the same agreement with GSI discussed in footnote 13 on page 69. If so, please explain the terms of the agreement, including the compensation arrangement with GSI for their services and how it relates to the royalty arrangement.
Response:
The amended e-commerce agreement referenced in the MD&A is the same agreement with GSI discussed in footnote 13. Prior to the amendment in August 2008, the use of the www.DicksSportingGoods.com website (the “Website”) was licensed to GSI. Under the terms of the original agreement, GSI was responsible for merchandise procurement, assortment and pricing; and order fulfillment and collections. GSI had the full financial risk and reward associated with operations of the Website. In exchange for the use of the domain name, GSI made a royalty payment to the Company.
The royalty payment to the Company was calculated as a percentage of the net sales transacted on the Website. The royalty income was included in net sales for all periods presented in the Company’s Form 10-K prior to the effective date of amended agreement, which included fiscal years up to and including the fiscal year ending January 31, 2009. The royalty income recognized for the fiscal years ending February 2, 2008 and January 31, 2009 was less than 1% of the Company’s net sales reported in both periods.
•	Please tell us the terms of the amendment that resulted in the change to recording revenues gross from recording them net. In doing so, please address each indicator in ASC 605-45 to support your position that that gross reporting is now appropriate.

Securities and Exchange Commission June 25, 2010 Page 3
Response:
Under the terms of the amended agreement dated August 2008, the Company assumed operational responsibility for the Website effective February 1, 2009, including merchandise procurement, assortment, and pricing while GSI became primarily responsible for hosting and maintaining the Website, and order fulfillment. GSI is paid a transaction fee by the Company based on the value and type of orders placed through the Website.
As stated within ASC 605-45, the following items are indicators that a company should record revenue based on the gross amount billed to a customer because it has earned revenue from the sale of goods:
•	The company is the primary obligor in the arrangement

•	The company has general inventory risk (before customer order is placed or upon customer return)

•	The company has latitude in establishing price

•	The company changes the product or performs part of the service

•	The company has discretion in supplier selection

•	The company is involved in the determination of product or service specifications

•	The company has physical loss inventory risk (after customer order or during shipping)

•	The company has credit risk
Based upon the aforementioned criteria / indicators, the Company concluded that its Website sales should be recorded on a “gross” basis effective with the new terms of the amended agreement (i.e. February 1, 2009). The Company’s conclusion is primarily based upon the following:
•	The company is the primary obligor in the arrangement — Although GSI is responsible for order fulfillment (except for merchandise ordered on-line and picked up in-store), the Company bears full responsibility for a customer’s acceptance of the products ordered by them. Customers may return merchandise on-line or to a Company store. Further, all Website orders include packing slips, invoices and return labels branded with the Company’s name, trademarks and/or logos, which provides further evidence that the Company is responsible for fulfilling the ordered product or service. In addition, the purchase line of each customer’s billing statement identifies the seller of said merchandise as “DicksSportingGoods.com”. We believe that all of these factors support the position that the Company is the primary obligor in the arrangement.

•	The company has general inventory risk (before customer order is placed or upon customer return) — The Company is primarily responsible for profits and losses of the merchandise it procures for the Website. Further, the Company is responsible for any in-store returns of products purchased via the Website.

•	The company has latitude in establishing pricing — The Company is responsible for establishing the selling price for the merchandise and related shipping fees charged to customers with respect to orders placed on the Website.

Securities and Exchange Commission
June 25, 2010

•	The company changes the product or performs part of the service — Due to the nature of the transaction, this is not applicable.

•	The company has discretion in supplier selection and the company is involved in the determination of product or service specifications — The Company is primarily responsible for the assortment of products and services offered on the Website and negotiates the price, quantities, and specifications with merchandise vendors.

•	The company has physical loss inventory risk (after customer order or during shipping) — In the event a shipment is lost during delivery, the Company bears responsibility for making the customer whole.

•	The company has credit risk— Due to the nature of the transaction, there is no material credit risk.
•	Please tell us and disclose in MD&A the amount of revenue from e-commerce sales. We note your discussion in results of operations that net sales increased due to the addition of e-commerce sales; however, you do not quantify the amount of e-commerce sales. We also note that you appear to quantify sales from e-commerce in your quarterly earnings conference calls, and believe this is important information to also provide to your investors within your MD&A narrative.
Response:
For the year ended January 30, 2010, revenues from e-commerce sales totaled $103.6 million which represents less than 3% of the Company’s consolidated revenues. As the Staff notes, we have provided information during our quarterly earnings calls to facilitate our financial statement users’ understanding of the impact of recording e-commerce sales on a gross basis effective with the changes made to our agreement with GSI. To the extent we provide similar information in the future to clarify our financial statement users’ understanding of changes in the Company’s revenues from period to period and believe such information is important to financial statement users, we will enhance our disclosures within the MD&A section of the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.
Consolidated Statements of Operations, page 47
2.	We note on page 8 that you provide support services, such as golf services, bicycle maintenance and repairs, tennis racquet and lacrosse stick stringing, ice skate sharpening and assembly of fitness equipment. Please quantify for us your revenues from these support services for each year included in your filing. To the extent that your support service revenues exceed ten percent of your total revenues, please separately present service revenues on the face of your income statement. Refer to Rule 5-03 of Regulation S-X. Notwithstanding the preceding, please expand your revenue recognition policy for these support service revenues.

Securities and Exchange Commission June 25, 2010 Page 5
Response:
The Company’s revenues from its support services do not exceed ten percent of total revenues in any of the last three fiscal years. The aggregate revenues from these support services were $21.0 million, $11.8 million and $10.7 million for fiscal years 2007, 2008 and 2009, respectively. These support service revenues represent less than 1% of the Company’s consolidated revenues for all of the aforementioned fiscal years.
The Company will revise its revenue recognition policy to clarify the inclusion of its support services and e-commerce sales and will include such revised policy in its future filings, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2011. The amended revenue recognition policy will read as follows:
Revenue Recognition — Revenue from retail sales of merchandise is recognized at the point of sale, net of sales tax. Revenue from e-commerce sales is recognized upon shipment of merchandise and any service related revenue primarily as the services are performed. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenue from gift cards and returned merchandise credits (collectively the “cards”) are deferred and recognized upon the redemption of the cards. These cards have no expiration date. Income from unredeemed cards is recognized in the Consolidated Statements of Operations in selling, general and administrative expenses at the point at which redemption becomes remote. The Company performs an evaluation of the aging of the unredeemed cards, based on the elapsed time from the date of original issuance, to determine when redemption is remote.
Notes to Consolidated Financial Statements, page 52
Segment Information, page 56
3.	We note that you aggregate your operating segments into one reportable segment due to the economic characteristics of the store formats, the similar nature of the products sold, the type of customer and the method of distribution. Please explain to us what is meant by “economic characteristics of the store formats” and why that supports aggregation. Also, please tell us in sufficient detail how you identified your operating segments and how you determined that your operating segments have similar economic characteristics, including similar long-term average gross margins. In doing so, provide us with your analysis of the similar economic characteristics of your Dick’s Sporting Goods stores and your Golf Galaxy stores to support aggregating these stores into one reportable segment. Your response should also address the fact that you separately discuss the Dick’s Sporting Goods stores and the Golf Galaxy stores in your quarterly earnings conference calls, and provide your analysis of whether the differences in those businesses that warrant separate discussion in your earnings calls support presenting these chains as separate reportable segments. Refer to ASC 280-10-50.

Securities and Exchange Commission
June 25, 2010

Response:
The Company considers its Dick’s Sporting Goods stores, its Golf Galaxy stores and its e-commerce business as operating segments under the guidelines outlined in ASC 280-10-50-1. The Dick’s Sporting Goods stores and the Golf Galaxy stores for the purpose of this discussion represent the collective aggregation of each individual store operating under the banner of Dick’s Sporting Goods or Golf Galaxy. We refer to these banners as “store formats”. The Dick’s Sporting Goods stores, the Golf Galaxy stores and the Company’s e-commerce business, each engage in business activities from which they earn revenues and incur expenses. Discrete financial information is available for each of these operating segments.
The operating results for these operating segments are reviewed regularly by our Chief Executive Officer, who operates as our chief operating decision maker (“CODM”). The key metrics that the CODM reviews include sales levels and trends, merchandise margins and gross profit as a percentage of sales, and merchandise inventory assortment and turns.
The Company believes that each of these operating segments have similar economic characteristics. The Company believes that the most meaningful financial measures to utilize when comparing economic characteristics of its store formats are gross profit as a percentage of sales and inventory turnover. While short term performance of these operating segments may vary, we believe these businesses have similar long-term economic characteristics.
During fiscal years 2005 through 2007, gross profit rates for the Dick’s Sporting Goods stores and the Golf Galaxy stores varied by no more than 3.4 percentage points. In February 2007, the Company acquired Golf Galaxy and initially retained the former management team to operate the Golf Galaxy operating segment until June 2008, when the former management team separated from the Company. During fiscal 2008 and into fiscal 2009, the Company continued to integrate the Golf Galaxy business and established a new Corporate based management team for the Golf Galaxy operating segment. During fiscal 2009, the new Corporate based management team implemented a new merchandise assortment and marketing strategy. As a result of these new strategies, the Golf Galaxy business experienced significant merchandise clearance activity throughout most of fiscal 2009. These management changes and corresponding merchandise clearance strategies caused the disparity in gross profit rates between Dick’s Sporting Goods stores and Golf Galaxy stores to increase to 5.9 percentage points and 12.5 percentage points, respectively, in fiscal 2008 and 2009. As noted in our quarterly conference call for the Company’s fourth fiscal quarter in 2009, the merchandise clearance activity returned to customary levels at that time and Golf Galaxy’s results began to improve. The Company experienced a 2.5% consolidated comparable sales increase during the fourth quarter of fiscal 2009 while the Golf Galaxy comparable sales increase for the same period was 5.9%. This trend continued into the first quarter of fiscal 2010 as the Company’s consolidated comparable sales increased 8.2% while Golf Galaxy’s comparable sales increased 12.4% for the same period. The divergence in gross profit rates noted in fiscal 2009 has significantly improved during the first quarter of fiscal 2010 as a result of the aforementioned business trends. For the first quarter of fiscal 2010, Golf Galaxy’s gross profit rate was 7.9 percentage points less than the Dick’s Sporting Goods stores, a 4.6 percentage point improvement when comparing the difference in gross profit rates between the Dick’s Sporting Goods stores and the Golf Galaxy stores for the most recently completed fiscal year of 2009. The Company expects these gross profit rates to continue to converge in the future such that the difference in gross profit rates will be consistent with those differences noted in fiscal years 2005 through 2007. The Company does not anticipate any meaningful differences in the way the stores are operated, the merchandise product offerings or the types of customers serviced when compared to fiscal years 2005 to 2007.

Securities and Exchange Commission
June 25, 2010

The Company also believes that inventory turnover rates are a meaningful financial measure when comparing economic characteristics between operating segments. Inventory turnover rates in our Golf Galaxy and Dick’s Sporting Goods stores were substantially identical for fiscal 2009, continuing a four year trend where the largest discrepancy in inventory turnover rates was a 5% difference in fiscal 2007.
The table below sets forth the gross profit rates and inventory turnover rates for Dick’s Sporting Goods stores and Golf Galaxy stores for fiscal years 2005 through 2009. E-commerce metrics are included in fiscal 2009 as a result of the amended agreement discussed above.

	2005		2006		2007		2008		2009

		Dick’s		Dick’s		Dick’s		Dick’s				Dick’s
	Golf	Sporting	Golf	Sporting	Golf	Sporting	Golf	Sporting			Golf	Sporting
	Galaxy	Goods	Galaxy	Goods	Galaxy	Goods	Galaxy	Goods	E-commerce		Galaxy	Goods

Gross profit	[*] %	[*] %	[*] %	[*] %	[*] %	[*] %	[*] %	[*] %	[*]	%	[*] %	[*] %

Inventory turnover	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]			[*]	[*]

[*]	—	Rule 83 confidential treatment request made by Dick’s Sporting Goods, Inc.
The table below sets forth the gross profit rates for Dick’s Sporting Goods stores, Golf Galaxy stores and e-commerce that the Company anticipates for fiscal years 2010 through 2012. The Company has also included similar rates for the fiscal quarter ended May 1, 2010 to demonstrate that the difference in gross profit rates when comparing the Dick’s Sporting Goods stores to the Golf Galaxy stores is lower in the first fiscal quarter of 2010 than the Company projects for the entire 2010 fiscal year.

	QTR Ended 5/1/10				2010				2011				2012

				Dick’s				Dick’s				Dick’s				Dick’s
			Golf	Sporting			Golf	Sporting			Golf	Sporting			Golf	Sporting
	E-commerce		Galaxy	Goods	E-commerce		Galaxy	Goods	E-commerce		Galaxy	Goods	E-commerce		Galaxy	Goods

Gross profit	[*]	%	[*] %	[*] %	[*]	%	[*] %	[*] %	[*]	%	[*] %	[*] %	[*]	%	[*] %	[*] %

[*]	—	Rule 83 confidential treatment request made by Dick’s Sporting Goods, Inc.
The Company believes that after consideration of the aforementioned financial measures and the Company’s historical and expected projections of those financial measures, that the Company’s operating segments have similar historical and long-term economic characteristics.
In addition to the above consideration of the similarities in economic characteristics, the Company believes that aggregation of these operating segments into one reportable segment is appropriate under ASC 280-10-50-11 for the following reasons:
•	The nature of products and services — Our Golf Galaxy stores offer similar products and services to the golf business in our Dick’s Sporting Goods stores and our e-commerce business. The nature of products sold, including those from our largest vendors including TaylorMade,

Securities and Exchange Commission
June 25, 2010

Callaway and Nike Golf, are virtually identical. The Company manages the buying and allocation functions for all of its operating segments from its corporate offices. Further, our retail pricing strategies are established at our corporate offices for all operating segments, and other than promotional events, including local pricing decisions made for competitive reasons, are applied nationally on a consistent basis between the operating segments.

•	The nature of production process — The majority of the merchandise offered in our Dick’s Sporting Goods stores, our Golf Galaxy stores and our e-commerce business is purchased in its finished form from our vendors, although the Company does design and develop certain exclusive brand offerings to offer our customers differentiated assortments from our competitors. The Company’s private brand offerings are available in our Dick’s Sporting Goods stores, our Golf Galaxy stores and on the Company’s Website. The merchandise is purchased in bulk, and then allocated to individual store locations. Lead times from order placement to delivery date are similar for all stores. In addition, administrative and support functions are organized on one platform to support all of the Company’s businesses, including finance, real estate and construction, information technology, product development, human resources, planning and allocation and legal.

•	The type or class of customers for their product or services — All operating segments offer similar merchandise (see above) to similar end users. All operating segments target similar market demographics.

•	The methods used to deliver their products or provide their services — Our merchandise is delivered to our distribution centers, transported to our stores utilizing trucks, then sold to retail customers utilizing the same point of sale, inventory management and distribution systems and processes. Our centralized corporate buyers and allocation department allocates substantially all merchandise to our Dick’s Sporting Goods stores, Golf Galaxy stores and e-commerce business.

•	If applicable, the nature of the regulatory environment — not applicable to our businesses.
In consideration of ASC 280-10-50-11, the Company believes aggregation of its operating segments into one reportable segment is appropriate.
The Company has cross referenced the information provided to the market in the Company’s other communications, such as the Company press releases and conference call transcripts, with the language included in the Company’s Annual Reports on Form 10-K and the Company’s Quarterly Reports on Form 10-Q for the same respective time frame and has concluded that all material statements included within the press releases and conference call transcripts were included in the Company’s MD&A section of the respective Annual or Quarterly Report. Any information omitted from the Annual or Quarterly Report pertains primarily to non-GAAP financial discussions, financial and operational outlook matters and certain forward-looking statements.
The Company advises the Staff that it provides separate financial information for the Dick’s Sporting Goods stores, the Golf Galaxy stores and the e-commerce business, primarily comparable sales data and gross margin information, to facilitate our financial statements users’ understanding of the impact of the Golf Galaxy stores and the e-commerce business on our consolidated sales. For example, in our most recent quarterly conference call for the quarter ended May 1, 2010, we disclosed that the Company’s consolidated comparable sales for the quarter increased 8.2%, which was comprised of a 7.6% increase at our Dick’s Sporting Goods stores, a 12.4% increase at our Golf Galaxy stores and a 15.2% increase in our e-commerce business. The Golf Galaxy stores and the e-commerce business improved our consolidated

Securities and Exchange Commission
June 25, 2010

comparable sales by 0.4% and 0.2%, respectively, above the Dick’s Sporting Goods store comparable sales measure.
We receive and answer questions from time to time regarding Golf Galaxy’s and e-commerce’s operating results to facilitate financial statement users’ understanding of the Company’s consolidated results. We believe these disclosures are consistent with the principles prescribed in ASC 280-10-45-2 which indicates that “nothing in this subtopic is intended to discourage a public entity from reporting additional information specific to that entity or to a particular line of business that may contribute to an understanding of the entity.” Golf Galaxy’s revenues totaled $315.0 million, $329.7 million and $326.4 million in fiscal 2009, 2008 and 2007, respectively. Golf Galaxy revenues represented 7.1%, 8.0% and 8.4% of the Company’s consolidated revenues in fiscal 2009, 2008 and 2007, respectively. Revenues from e-commerce sales totaled $103.6 million in fiscal 2009, which was the first fiscal year that the Company recorded these sales on a gross basis.
Schedule II — Valuation and Qualifying Accounts, page 74
4.	We note on page 55 that that you record a provision for anticipated merchandise returns through a reduction of sales and cost of sales. Please provide us with a rollforward of this provision for each year included in your filing. Please also tell us how you considered including the activity in your merchandise returns and allowance account in this schedule or within the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.
Response:
Please reference the following table, which provides information regarding activity in the Company’s merchandise returns and allowance account:
(dollars in thousands)

	Balance at	Charged to			Balance at
	Beginning	Costs and			End
	of Period	Expenses	Deductions		of Period

Fiscal 2007 Reserve for sales returns	$2,467	$—	$(213)	(a)	$2,254

Fiscal 2008 Reserve for sales returns	$2,254	$65 (a)	$—		$2,319

Fiscal 2009 Reserve for sales returns	$2,319	$408 (a)	$—		$2,727

(a)	—	Represents increase / (decrease) in the required reserve based upon the Company’s evaluation of anticipated merchandise returns

Securities and Exchange Commission June 25, 2010 Page 10
The Company has not included this disclosure in past filings as the Company did not consider its sales return reserve to be a valuation and qualifying account as it does not represent a deduction from a related balance sheet account as defined in Rule 12-09 of Regulation S-X, nor did the Company believe that changes in the reserve were material to a reader’s understanding of its results of operations or financial condition. In future filings beginning with the Company’s Annual Report on Form 10-K for the year ended January 29, 2011, the Company will include such disclosure as either a financial statement schedule or in the notes to the financial statements.
Form 8-K Filed March 9, 2010
5.	We note your presentation of EBITDA, and we also note that you define EBITDA in the first paragraph under the heading “Non-GAAP Financial Measures” as earnings before interest, taxes and depreciation; however, your EBITDA reconciliation presents earnings before interest, taxes, depreciation and amortization, merger integration costs, impairment of goodwill and other intangibles, impairment of store assets and gain on sale of asset. Please revise future filings to ensure that the reconciliation of this measure and its description within your narrative are consistent. Also, given that EBITDA is widely established as earnings before interest, taxes, depreciation and amortization, and you do not define it as such, please rename your measure. See Question 103.01 of our Compliance and Disclosure Interpretations concerning Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
Response:
We will revise future filings (or furnished 8-Ks, as applicable) beginning with filings related to the Company’s second fiscal quarter ended July 31, 2010 to ensure that our reconciliation of EBITDA and its description with our narrative are exactly consistent. Also, in future filings we will rename our measure as appropriate (i.e. adjusted EBITDA) to more accurately reflect the criteria utilized in such measure.
6.	We note your reconciliation of non-GAAP net income and earnings per share. Please tell us, and disclose in future filings, how you calculated the tax effect of the elimination of merger and integration costs. See Question 102.11 of our Compliance and Disclosure Interpretations concerning Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
Response:
The Company estimated the tax impact of the elimination of merger and integration costs for its consolidated statement of income for the 52 weeks ended January 30, 2010 at 40%. This rate approximates the Company’s effective tax rate for each of its last five fiscal years with the exception of fiscal 2008. The effective tax rate for fiscal 2008 was impacted by certain nondeductible expenses related to goodwill impairment and executive separation costs related to the Company’s integration of Golf Galaxy. Excluding the impact these non-deductible expenses had on the Company’s effective tax rate in fiscal 2008, the effective tax rate would have been approximately 40%. The Company will disclose how

Securities and Exchange Commission June 25, 2010 Page 11
it determines the tax effect of adjustments in its reconciliation of non-GAAP net income and earnings per share in its future filings.
     If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me by phone at (724) 273-3229 or by facsimile at (724) 227-1220.

Sincerely,
/s/ TIMOTHY E. KULLMAN
Timothy E. Kullman
Executive Vice President and Chief Financial Officer

cc:	Edward W. Stack Jeremiah G. Garvey